April 8, 2011

CONFIDENTIAL TREATMENT REQUESTED BY BOINGO WIRELESS, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:                   Boingo Wireless, Inc. Registration Statement on Form S-1

Dear Mr. Spirgel:

This letter is submitted on behalf of Boingo Wireless, Inc. (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-171719) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 14, 2011 (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The lead underwriters for the offering have advised the Company that they expect to recommend a price range between $* * * and $* * * per share for this offering on a post-split basis.  For your reference, on a pre-split basis, the price range is expected to be between $* * * and $* * *.  The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

11682 EL CAMINO REAL, SUITE 100, SAN DIEGO, CA 92130 / PHONE: 858.436.8000 / FAX: 877.881.9192

SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

Additionally, the Company wishes to inform you that on January 26, 2011, the Company issued options to purchase 510,088 shares of Common Stock on a pre-split basis with an exercise price of $1.70 per share on a pre-split basis.  The Company expects to include this information in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process.  We are providing this information to you supplementally to facilitate your review process.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (858) 436-8030.

Very truly yours,

/s/ Ilan Lovinsky

Ilan Lovinsky, Esq.

* * * Confidential material redacted and filed separately with the Commission